Exhibit 99.1

Waterdrop Inc. Announces Third Quarter 2023 Unaudited Financial Results

BEIJING, Dec. 7, 2023 /PRNewswire/—Waterdrop Inc. (“Waterdrop”, the “Company” or “we”) (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Financial and Operational Highlights for the Third Quarter of 2023

•

High-quality business performance: For the third quarter of 2023, the first-year premiums (“FYP”) generated through our insurance business amounted to RMB1,695.4 million (US$232.4 million), representing a decrease of 5.0% year over year. Our net operating revenue was RMB686.5 million (US$94.1 million), representing an increase of 1.1% quarter over quarter.

•

Positive operating cash flow: As of September 30, 2023, our cash and cash equivalents and short-term investments balance amounted to RMB3,139.0 million (US$430.2 million). We continued to generate positive operating cash flow, and have cash outflow of investing and financing activities.

•

Further expanded product offerings: As of September 30, 2023, we offered 1,253 insurance products cumulatively on our platform, as compared with 1,050 as of June 30, 2023. In the third quarter of 2023, the FYP generated from critical illness insurance products accounted for 24.4% of overall FYP, up by 2.6 percentage points quarter-over-quarter.

•	As of September 30, 2023, around 445 million people cumulatively had donated an aggregate of approximately RMB61.3 billion to over 3.03 million patients through Waterdrop Medical Crowdfunding.

•	Solidifying market position in patient recruitment: As of September 30, 2023, we cumulatively enrolled more than 6,000 patients into over 800 clinical trial programs through E-Find Platform.

Mr. Peng Shen, Founder, Chairman, and Chief Executive Officer of Waterdrop, commented, “We are pleased to report seven consecutive quarters of profitability. Our net profit reached RMB36.3 million in the third quarter, representing a quarter-over-quarter growth of 67.4%. During the quarter, we continued to adhere to a high-quality development approach focusing on user value, and our business performance stayed on track.

Amid market turbulence, our insurance business continued to provide our users with high-quality service through multiple channels and innovative product offerings. During the quarter, we further strengthened content creation capability applying Artificial Intelligence Generated Content (“AIGC”) technologies and increased the number of new users by 20.1% year over year. In addition, we continued to improve service to existing users and sustained the quarterly policy renewal rate at above 90%.

We are happy to announce that during this quarter we have completed the acquisition of 60% equity interest of Shenzhen Cunzhen Qiushi Technology Co., Ltd. and its subsidiaries (collectively, “Cunzhen Qiushi”, also known as “Shenlanbao”). For the third quarter of 2023, the FYP generated through Shenlanbao amounted to RMB102.3 million (US$14.0 million), accounting for 6.0% of overall FYP.

The synergy with Shenlanbao greatly enhanced our overall capability in serving long-term insurance users. The FYP of long-term insurance policies generated through our insurance business, including Waterdrop Insurance Marketplace and Shenlanbao Insurance Marketplace, reached RMB644.2 million during the quarter, accounting for 38.0% of overall FYP and representing a growth of 16.6% year over year.

In medical crowdfunding business, our Operational Transparency Committee continuously improved the transparency of fundraising activities. Meanwhile, we took concrete steps to refine our consultant services, boosting the Net Promoter Score rated by patients to 70%. Valuing our users and their opinions, we held the first Open Day events for donor and patient representatives, respectively, during which we had in-depth conversations with our users and received positive feedback.

E-Find Platform sustained a rapid development with a 60.7% year-over-year increase in its income. In the third quarter, we collaborated with 135 pharmaceutical companies and CROs and successfully enrolled more than 800 patients. Given our solid performance, we established partnerships with more world-renowned pharmaceuticals and deepened cooperation with existing customers. In total, we onboarded 90 new clinical trial programs during the quarter. We also launched a patient management project in the field of chronic disease.

Looking forward, we will continue to leverage our advantages in big data and technologies and further integrate our resources in domestic insurance and healthcare industries to create more value for our users.”

Financial Results for the Third Quarter of 2023

Operating revenue, net

Net operating revenue for the third quarter of 2023 decreased by 11.1% year over year to RMB686.5 million (US$94.1 million) from RMB772.2 million for the same period of 2022. On a quarter-over-quarter basis, net operating revenue increased by 1.1%. Net operating revenue generated by Shenlanbao for the third quarter of 2023 was RMB46.2 million (US$6.3 million).

•

Insurance-related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing technical services including customer relationship maintenance, customer complaint management, claim review, and user referral services, among other things, to insurance companies, insurance brokers, and agency companies. Our insurance-related income amounted to RMB619.3 million (US$84.9 million) in the third quarter of 2023, representing a decrease of 10.7% year over year from RMB693.5 million for the third quarter of 2022, which was mainly due to the decrease in insurance brokerage income. On a quarter-over-quarter basis, insurance-related income increased by 3.7%.

•

Crowdfunding service fees represent the service income earned when patients successfully withdraw the proceeds from their crowdfunding campaigns. Our role is to operate the Waterdrop Medical Crowdfunding platform to provide crowdfunding related services through the internet, enabling patients with significant medical bills to seek help from caring hearts through technology (the “medical crowdfunding services”). Our medical crowdfunding services generally consist of providing technical and internet support, managing, reviewing and supervising the crowdfunding campaigns, providing comprehensive risk management and anti-fraud measures, and facilitating the collection and transfer of the funds. For the third quarter of 2023, we generated RMB36.0 million (US$4.9 million) in service fees, representing a decrease of 39.0% year over year from RMB59.0 million for the third quarter of 2022.

•

Digital clinical trial solution income represents the service income earned from our customers mainly including biopharmaceutical companies and leading biotechnology companies. We match qualified and suitable patients for enrollment in clinical trials for our customers and generate digital clinical trial solution revenue for successful matches and we typically charge our customers a fixed unit price per successful match. For the third quarter of 2023, our clinical trial solution income amounted to RMB27.6 million (US$3.8 million), representing an increase of 60.7% from RMB17.2 million in the same period of 2022.

Operating costs and expenses

Total Operating costs and expenses increased by 7.6% year over year to RMB688.5 million (US$94.4 million) for the third quarter of 2023. On a quarter-over-quarter basis, operating costs and expenses decreased by 4.4%. Operating costs and expenses from Shenlanbao was RMB63.7 million (US$8.7 million).

•

Operating costs decreased by 8.5% year over year to RMB312.3 million (US$42.8 million) for the third quarter of 2023, as compared with RMB341.3 million for the third quarter of 2022, which was primarily driven by (i) a RMB9.4 million decrease in costs of referral and service fees, and (ii) a RMB19.5 million decrease in the cost of one-year health insurance coverage related to the termination of mutual aid plan based on the final settlement information which occurred in the third quarter of 2022. On a quarter-over-quarter basis, operating costs decreased by 6.3% in the third quarter of 2023, primarily due to the RMB21.4 million decrease in costs of referral and service fees.

•

Sales and marketing expenses increased by 36.1% year over year to RMB187.7 million (US$25.7 million) for the third quarter of 2023, as compared with RMB137.9 million for the same quarter of 2022. The increase was primarily due to (i) the consolidation of Shenlanbao which generated sales and marketing expenses of RMB28.1 million, as we started to consolidate the financial statements of Shenlanbao into our consolidated financial statements in the third quarter of 2023, (ii) a RMB14.4 million increase in marketing expenses to third-party traffic channels, and (iii) a RMB9.1 million increase in sales and marketing personnel costs and share-based compensation expenses. On a quarter-over-quarter basis, sales and marketing expenses decreased by 8.2% in the third quarter of 2023, primarily due to a RMB41.3 million decrease in marketing expenses to third-party traffic channels, partially offset by the consolidation of the financial statements of Shenlanbao.

•

General and administrative expenses increased by 39.7% year over year to RMB114.6 million (US$15.7 million) for the third quarter of 2023, compared with RMB82.0 million for the same quarter of 2022. The year-over-year variance was due to the consolidation of the financial statements of Shenlanbao, which generated general and administrative expenses of RMB11.2 million, and an increase of RMB19.1 million in professional service fees. On a quarter-over-quarter basis, general and administrative expenses increased by 19.4% in the third quarter of 2023, due to the consolidation of the financial statements of Shenlanbao, and an increase of RMB8.7 million professional service fees.

•

Research and development expenses decreased by 5.7% year over year to RMB73.9 million (US$10.1 million) for the third quarter of 2023, compared with RMB78.4 million for the same period of 2022. The decrease was primarily due to a total of RMB5.7 million decreases in research and development personnel costs and share-based compensation expenses. On a quarter-over-quarter basis, research and development expenses decreased by 14.7% from RMB86.7 million, which was mainly due to a total of RMB13.0 million decrease in research and development personnel costs and share-based compensation expenses.

Operating loss for the third quarter of 2023 was RMB2.1 million (US$0.3 million), as compared with an operating profit of RMB132.6 million for the third quarter of 2022 and an operating loss of RMB41.6 million for the second quarter of 2023.

Interest income for the third quarter of 2023 was RMB32.9 million (US$4.5 million), as compared with RMB24.3 million for the same period of 2022. The increase was primarily due to the increase in our short-term investments.

Income tax benefit for the third quarter of 2023 was RMB1.5 million (US$0.2 million), as compared with RMB9.1 million for the same period of 2022.

Net profit for the third quarter of 2023 was RMB36.3 million (US$5.0 million), as compared with RMB169.6 million for the same period of 2022, and RMB21.7 million for the second quarter of 2023.

Adjusted net profit for the third quarter of 2023 was RMB74.8 million (US$10.3 million), as compared with RMB215.7 million for the same period of 2022, and RMB50.3 million for the second quarter of 2023.

Cash and cash equivalents and short-term investments

As of September 30, 2023, the Company had combined cash and cash equivalents and short-term investments of RMB3,139.0 million (US$430.2 million), as compared with RMB3,704.5 million as of December 31, 2022.

Share Repurchase Plans

Pursuant to the share repurchase programs launched in September 2021 and September 2022, respectively, and the new share repurchase program adopted in September 2023, as of November 30, 2023, we had cumulatively repurchased approximately 38.5 million ADSs from the open market with cash for a total consideration of approximately US$87.4 million.

Supplemental Information

Starting from the second quarter of 2023, our chief operating decision makers start to manage the business by three operating segments and assess the performance and allocate resources under the new operating segment structure.

Therefore, we organize and report our business in three operating segments:

•	Insurance, which mainly includes Waterdrop Insurance Marketplace, Shenlanbao Insurance Marketplace and technical support service;

•	Crowdfunding, which mainly includes Waterdrop Medical Crowdfunding; and

•	Others, which mainly include Digital Clinical Trial Solution and other new initiatives.

As a result, we have updated our segments reporting information to reflect the new operating and reporting structure.

Comparative figures were retrospectively adjusted to conform to this presentation.

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(All amounts in thousands)
Operating revenue, net
Insurance*	693,522	597,437	619,269	84,878	1,947,684	1,753,049	240,275
Crowdfunding	59,001	44,677	35,971	4,930	115,062	122,670	16,813
Others	19,669	36,586	31,238	4,282	59,552	95,624	13,107

Total consolidated operating revenue, net	772,192	678,700	686,478	94,090	2,122,298	1,971,343	270,195

Operating profit/(loss)
Insurance*	271,142	99,759	145,200	19,901	822,829	399,914	54,813
Crowdfunding	(44,998)	(64,131)	(68,793)	(9,429)	(195,334)	(194,058)	(26,598)
Others	(68,029)	(47,877)	(43,713)	(5,990)	(148,060)	(128,157)	(17,566)

Total segment operating profit/(loss)	158,115	(12,249)	32,694	4,482	479,435	77,699	10,649

Unallocated item**	(25,552)	(29,393)	(34,762)	(4,765)	(74,304)	(111,081)	(15,225)

Total consolidated operating profit/(loss)	132,563	(41,642)	(2,068)	(283)	405,131	(33,382)	(4,576)

Total other income	27,917	52,835	36,914	5,059	98,815	126,520	17,341

Profit before income tax	160,480	11,193	34,846	4,776	503,946	93,138	12,765

Income tax benefit/(expense)	9,134	10,504	1,479	203	(22,431)	14,609	2,002

Net profit	169,614	21,697	36,325	4,979	481,515	107,747	14,767

*	The Company started to consolidate the financial results of Shenlanbao since July 4, 2023 and reported the results of Shenlanbao under the Insurance segment.
**	The share-based compensation represents an unallocated item in the segment information because our management does not consider this as part of the segment operating performance measure.

Recent Development

Status Update of Acquisition of Cunzhen Qiushi

Since the previously announced acquisition plan of Cunzhen Qiushi on June 9, 2023, the Company completed the acquisition of 60% equity interest of Cunzhen Qiushi in July 2023, with RMB47.0 million consideration remaining payable as of September 30,2023, which was fully paid in October 2023. The acquisition of the remaining 40% equity interest of Cunzhen Qiushi is subject to certain performance targets and closing conditions in the following three years.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2960 to US$1.00, the noon buying rate in effect on September 29, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measure

The Company uses non-GAAP financial measure, adjusted net profit, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Adjusted net profit represents net profit excluding share-based compensation expense, the impact of terminating the mutual aid plan and foreign currency exchange gain or losses. Such adjustments have no impact on income tax.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider it in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Investors are encouraged to review the Company’s historical non-GAAP financial measure to the most directly comparable GAAP measure. Adjusted net profit presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measure differently, limiting its usefulness as a comparative measure to our data.

The Company mitigates these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measure, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop’s mission, goals and strategies; Waterdrop’s future business development, financial condition and results of operations; the expected growth of the insurance, medical crowdfunding and healthcare industry in China; Waterdrop’s expectations regarding demand for and market acceptance of our products and services; Waterdrop’s expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance, medical crowdfunding and healthcare industry. Further information regarding these and other risks is included in Waterdrop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop’s management team will hold a conference call on December 7, 2023 at 7:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Hong Kong Toll Free:	800-963976
Hong Kong:	852-58081995
Mainland China:	4001-206115
Chinese Line (Mandarin) Entry Number:	6584947
English Interpretation Line (Listen-only Mode) Entry Number:	1088026

Participants can choose between the Chinese and the English interpretation lines. Please note that the English interpretation option will be in listen-only mode. Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call.

Telephone replays will be accessible two hours after the conclusion of the conference call through September 14, 2023 by dialing the following numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Chinese Line Access Code:	1180932
English Interpretation Line Access Code:	5039328

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

IR@shuidi-inc.com

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	As of
	December 31, 2022	September 30, 2023
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,574,171	441,167	60,467
Restricted cash	517,364	551,341	75,568
Short—term investments	2,130,377	2,697,817	369,767
Accounts receivable, net	675,796	817,638	112,067
Current contract assets	450,085	569,966	78,120
Amount due from related parties	358	410	56
Prepaid expense and other assets	342,468	215,531	29,541

Total current assets	5,690,619	5,293,870	725,586

Non-current assets
Non-current contract assets	103,591	124,222	17,026
Property, equipment and software, net	31,397	37,618	5,156
Intangible assets, net	56,614	177,536	24,333
Long-term investments	11,969	216,305	29,647
Right of use assets, net	18,447	66,192	9,072
Deferred tax assets	6,166	14,872	2,038
Goodwill*	3,420	80,751	11,068

Total non-current assets	231,604	717,496	98,340

Total assets	5,922,223	6,011,366	823,926

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Amount due to related parties	11,553	11,604	1,590
Insurance premium payables	516,661	571,552	78,338
Accrued expenses and other current liabilities	584,123	671,790	92,076
Current lease liabilities	9,354	32,982	4,521

Total current liabilities	1,121,691	1,287,928	176,525

Non-current liabilities
Non-current lease liabilities	4,701	33,164	4,546
Deferred tax liabilities	29,703	48,425	6,637

Total non-current liabilities	34,404	81,589	11,183

Total liabilities	1,156,095	1,369,517	187,708

Mezzanine Equity
Redeemable non-controlling interests	—	96,713	13,256
Shareholders’ equity
Class A ordinary shares	108	111	15
Class B ordinary shares	27	27	4
Treasury stock	(3)	(13)	(2)
Additional paid-in capital	7,384,670	6,983,368	957,150
Accumulated other comprehensive income	108,245	183,497	25,150
Accumulated deficit	(2,726,919)	(2,621,854)	(359,355)

Total shareholders’ equity	4,766,128	4,545,136	622,962

Total liabilities, mezzanine equity and shareholders’ equity	5,922,223	6,011,366	823,926

*

As the Company recognized provisional amounts for items exchanged at the date of acquisition of Cunzhen Qiushi, the amount of goodwill and other items may be subject to adjustments during the measurement period.

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating revenue, net	772,192	678,700	686,478	94,090	2,122,298	1,971,343	270,195

Operating costs and expenses(i)
Operating costs	(341,293)	(333,140)	(312,278)	(42,801)	(740,789)	(893,401)	(122,451)
Sales and marketing expenses	(137,919)	(204,548)	(187,685)	(25,724)	(486,685)	(565,634)	(77,527)
General and administrative expenses	(82,039)	(95,997)	(114,641)	(15,713)	(270,088)	(306,436)	(42,001)
Research and development expenses	(78,378)	(86,657)	(73,942)	(10,135)	(219,605)	(239,254)	(32,792)

Total operating costs and expenses	(639,629)	(720,342)	(688,546)	(94,373)	(1,717,167)	(2,004,725)	(274,771)

Operating profit/(loss)	132,563	(41,642)	(2,068)	(283)	405,131	(33,382)	(4,576)

Other income
Interest income	24,331	37,618	32,890	4,508	54,036	101,384	13,896
Foreign currency exchange (loss)/gain	(1,012)	838	(3,734)	(512)	(196)	(2,614)	(358)
Others, net	4,598	14,379	7,758	1,063	44,975	27,750	3,803

Profit before income tax	160,480	11,193	34,846	4,776	503,946	93,138	12,765

Income tax benefit/(expense)	9,134	10,504	1,479	203	(22,431)	14,609	2,002

Net profit	169,614	21,697	36,325	4,979	481,515	107,747	14,767

Net loss attributable to non-controlling interests shareholders	—	—	(417)	(57)	—	(417)	(57)

Net profit attributable to ordinary shareholders	169,614	21,697	36,742	5,036	481,515	108,164	14,824

Other comprehensive income:
Foreign currency translation adjustment, net of tax	93,742	64,434	8,983	1,231	169,860	76,803	10,527
Unrealized gains/(loss) on available for sale investments, net of tax	341	(3,508)	—	—	4,513	(1,551)	(213)

Total comprehensive income	263,697	82,623	45,308	6,210	655,888	182,999	25,081

Weighted average number of ordinary shares used in computing net profit per share
Basic	3,916,993,146	3,795,521,186	3,719,628,339	3,719,628,339	3,927,371,780	3,793,678,209	3,793,678,209
Diluted	3,999,147,416	3,949,592,050	3,808,529,672	3,808,529,672	4,007,639,428	3,921,118,226	3,921,118,226
Net profit per share attributable to ordinary shareholders
Basic	0.04	0.01	0.01	0.00	0.12	0.03	0.00
Diluted	0.04	0.01	0.01	0.00	0.12	0.03	0.00

(i)	Share-based compensation expenses are included in the operating costs and expenses as follows.

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	RMB	USD	RMB	RMB	USD
Sales and marketing expenses	(1,912)	(7,888)	(8,944)	(1,226)	(6,485)	(33,361)	(4,573)
General and administrative expenses	(19,665)	(18,122)	(22,060)	(3,024)	(56,562)	(66,642)	(9,134)
Research and development expenses	(3,975)	(3,383)	(3,758)	(515)	(11,257)	(11,078)	(1,518)

Total	(25,552)	(29,393)	(34,762)	(4,765)	(74,304)	(111,081)	(15,225)

WATERDROP INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net profit	169,614	21,697	36,325	4,979	481,515	107,747	14,767

Add:
Share-based compensation expense	25,552	29,393	34,762	4,765	74,304	111,081	15,225
Foreign currency exchange loss/(gain)	1,012	(838)	3,734	512	196	2,614	358
Impact of terminating the mutual aid plan (ii)	19,549	—	—	—	19,549	—	—

Adjusted net profit	215,727	50,252	74,821	10,256	575,564	221,442	30,350

(ii)	This represents the estimated cost of medical expenses and cost of one-year health insurance coverage.